Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

IPC HOLDINGS BOARD CONTINUES TO BELIEVE AMALGAMATION WITH MAX WILL

PROVIDE SUPERIOR VALUE TO IPC SHAREHOLDERS

IPC Board Rejects Validus’s Amended Unsolicited Exchange Offer and Other

Acquisition Proposals

IPC Recommends Shareholders Do Not Tender Their IPC Shares

To Validus in the Validus Exchange Offer

HAMILTON, Bermuda – May 21, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) announced today that its Board of Directors unanimously reaffirmed its recommendation of IPC’s proposed amalgamation with Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH). The Board unanimously concluded that the amended amalgamation consideration announced by Validus Holdings, Ltd. on May 18, 2009 does not constitute a superior proposal and is not in the best interests of IPC. The implied value of the amended offer of $30.14 represents a mere $0.16 per share, or less than 1%, increase over the value of the original offer of $29.98 (based on closing prices on May 15, 2009 and March 30, 2009, the last trading day prior to the amended and original offers, respectively). The amended offer is a 14% discount to IPC’s book value per share based on yesterday’s closing stock prices. Furthermore the ability to realize any premium is questionable because of the uncertainty of Validus being able to complete a deal, exposure to hurricane risk, and the volatility of Validus’s stock with Validus’s stated premium having already dropped from 13% (based on May 15, 2009 closing price) to 9% as of yesterday.

The Board recommends that IPC shareholders reject the Validus exchange offer and not tender their IPC shares to Validus. This determination was reached after careful consideration, including a review of the terms and conditions of the amended Validus proposal in consultation with outside legal counsel and financial advisors and consistent with the Board’s fiduciary duties under applicable law. The Board also urges IPC shareholders to vote FOR the proposals related to the amalgamation with Max at the annual general meeting of shareholders on June 12, 2009.

Kenneth L. Hammond, Chairman of IPC’s Board of Directors said, “The IPC Board continues to believe that our fully negotiated transaction with Max provides compelling strategic benefits, superior value and upside potential for all IPC shareholders. Having received all regulatory approvals, we are now in a position to close the amalgamation with Max immediately after our June 12 annual general meeting, following shareholder approval.

“In rejecting the amended Validus proposal, our Board’s decision was that, even as amended, the Validus proposal would not have the same potential for delivering shareholder value as the amalgamation with Max. Validus’s stated motivation is to do a purely financial transaction at a deep discount to book value. Validus’s proposal is highly conditional, resulting in substantial uncertainty for IPC’s shareholders about whether it could be completed. Timing of any combination with Validus is uncertain and remote, extending well beyond the inception of hurricane season in June thereby substantially increasing the risk inherent in any Validus transaction. In addition, the $3 cash portion of Validus’s amended offer, representing only approximately 10% of the total consideration, would be taxable to certain IPC shareholders and only serves to dilute IPC’s shareholders’ interest in any possible amalgamation with Validus relative to its original offer.”

Mr. Hammond concluded, “IPC’s Board of Directors strongly urges shareholders not to tender their shares to the Validus exchange offer. The IPC Board continues to believe that the combination with Max will provide superior value and benefits to all IPC shareholders and recommends that IPC shareholders vote in favor of the amalgamation with Max. We believe that Validus’s completion of its exchange offer or scheme of arrangement is highly contingent. IPC shareholders need to be aware that, despite what Validus implies in its public statements, if the combination with Max is not approved, there may not be an alternative transaction at all.”

IPC shareholders who have tendered their shares to Validus are encouraged to withdraw them. For assistance in withdrawing IPC shares tendered, shareholders should contact their broker or IPC’s information agent, Innisfree M&A at (877) 825-8621.

You can find more information about the annual general meeting of shareholders and the Max amalgamation at our website: www.ipcre.com. Please register at the site so that you will be apprised of any developments.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K , Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833